Liquid Media and Atari® Sign Distribution Deal

Vancouver, BC – March 3, 2021 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) announced today the signing of a distribution agreement with Atari, one of the world’s most iconic consumer brands and interactive entertainment producers.

SlipStream, Liquid’s video-on-demand distribution platform, will be made available for download on the all-new Atari VCS™ PC/console hybrid. Systems are available for preorder at GameStop.com and AtariVCS.com.

“Atari committed early on to make its new VCS a highly versatile home entertainment platform and we believe Liquid will find a great audience within the VCS ecosystem.  It will help us drive forward transformative innovation,” said Ronald W. Thomson, CEO of Liquid. “Teaming up with Atari also supports our recalibrated business strategy, and offers wider exposure for Liquid’s Slipstream service, known as the Netflix for adventure outdoor films, and our Reelhouse video community.”

Liquid’s deal with Atari is the first to be revealed in support of the Company’s evolution as a solutions-driven business.

“Celebrating the launch of the SlipStream app on the Atari VCS™ is a highlight of Liquid’s technological plan.  It is a milestone that we are incredibly excited about,” adds Thomson. “We look forward to sharing information about our revised business model and direction, which Liquid has created and is already executing on, in the coming weeks and months.”

About Atari

Atari is an interactive entertainment company. As an iconic brand that transcends generations and audiences, the company is globally recognized for its multi-platform, interactive entertainment and licensed products. Atari owns and/or manages a portfolio of more than 200 games and franchises, including world-renowned brands like Asteroids®, Centipede®, Missile Command®, Pong®, and RollerCoaster Tycoon®. Atari has offices in New York and Paris. Visit us online at www.Atari.com.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators to package, finance, deliver and monetize their professional video IP globally. Liquid’s end-to-end solution will enable professional video (film/TV & video game) creation, packaging, financing, delivery & monetization, empowering IP creators to take their professional content from inception through the entire process to monetization. Liquid Media’s executive team is comprised of CEO Ronald W. Thomson (global media business leader), President Charlie Brezer (serial entrepreneur), Chief Financial Officer and Managing Director Daniel Cruz (previously of Canaccord Financial), Chairman Joshua Jackson (actor/producer, television and film), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran media and entertainment expert) who each bring decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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